

October 16, 2014

<u>Via E-mail</u>
Wayne Berian
President and Chief Executive Officer
Blue Sky Media Corporation
800 Grand Avenue, Suite 12A
Carlsbad, CA 92008

       Re: Blue Sky Media Corporation
               Registration Statement on Form S-1
               Filed September 19, 2014
               File No. 333-198828

Dear Mr. Berian:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note that you are registering the sale of 1,100,500 shares of common stock by the selling shareholders. Given the size of this offering relative to the number of shares outstanding held by non-affiliates and the relatively short period that some of the selling shareholders have held the shares, please provide us an analysis as to why this should not be considered an indirect primary offering and the securities offered at a fixed price for the duration of the offering. In your response, please tell us about any relationships between the issuer and the selling shareholders. Refer generally to Securities Act Rules Compliance and Disclosure Interpretation 612.09, available at our website, at www.sec.gov and Rule 415 under the Securities Act Rules.

2. The company appears to be a "shell company" as defined in Rule 405 of the Securities Act of 1933. Please tell us the basis for your determination that the company is not a "shell company," or revise the disclosure throughout your prospectus to disclose your status as a shell company.

Cover Page of Registration Statement

Calculation of Registration Fee

3. We note the registration fee is calculated in accordance with Rule 457(o), but it appears that Rule 457(a) should apply instead. Please revise or advise.

Prospectus Cover Page

4. Please refer to the fourth paragraph. Please revise to clearly state that the shares will be offered at a fixed price of $.50 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

JOBS Act

5. Please remove these 2 paragraphs from the cover page and include them instead in an appropriate place in the prospectus, as they are not responsive to Item 501 of Regulation S-K.

Prospectus Summary, page 5
Company Cash Flow, page 5

6. Please disclose in the summary monthly burn rate, the fact that the company will require additional resources to develop its concepts and that it does not expect to be able to meet its capital requirements beyond the next twelve months. We note in this regard your disclosure in the third paragraph on page six and the fourth paragraph of the Risk Factors section on page eight. Also, please disclose your current cash balance as of the most recent practicable date. Revise to update your cash on hand balance with any subsequent amendments.

Future Assets and Growth, page 6

7. Please provide detail and quantify your statement at the bottom of page six that you will seek consultation with people "more adept in the entertainment and film industry" to carry out your business. Here or in the Business Section, quantify numbers of expected employees, timing, and related costs, or tell us why you do not believe this information is material.

8. Please revise this section to briefly summarize specific aspects of your business plan and the obstacles you face in implementing it. In doing so, please summarize

where possible the projected costs, milestones, and additional financing needed, as well as your plans for obtaining such additional financing.

About this Offering, page 8

9. Revise this disclosure to reconcile the description of the offering price with the information in the fee table. For instance, please revise here to state that the shares will be offered at a fixed price of $.50 per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Risk Factors, page 8

10. Several of the risk factor titles are quite long. Please revise to make the risk you are presenting clearer in each title, and to make the titles shorter. Also, please avoid the use of all caps in the titles, which makes them more difficult to read. See "A Plain English Handbook," available on our website at: http://www.sec.gov/pdf/handbook.pdf.

We depend highly on our current president who has limited experience in running a public company, page 8

11. Please revise this risk factor to explain how many hours a week Mr. Berian expects to devote to the business of Blue Sky.

Loss of our CEO, page 8

12. Please clarify here that your CEO has received common stock as compensation.

There are increased costs and regulations, page 8

13. To the extent practicable, please quantify the anticipated increased costs with being a public company.

Since a two stockholders [sic]…might negatively impact the value of your common shares, page 9

14. It appears that the risk you are disclosing is that investors in the offering will hold only a minority of the shares, because Mr. Berian and Ms. Grabowski hold just under 70%. Please edit the title of the risk factor to describe the risk more succinctly.

<u>We may require additional financing…and ultimately the loss of any shareholder's
investment, page 10</u>

15. Please revise this risk factor to emphasize that the company will receive no
proceeds from the offering. As written, the disclosure implies that after funds are
raised in this offering, additional funding may be needed.

<u>Our products or processes could give rise to claims that our products infringe on the
rights of others, page 10</u>

16. For clarity, please explain which of your products and processes might be subject
to existing patent rights, and whether you will seek to patent any of your products
or processes. Revise the next risk factor to provide a similar explanation for
processes and products for which you may seek copyright or trademark
protection.

<u>As there is no public market for our common shares…investors may not be able to sell
their shares, page 10</u>

17. Consider combining this risk factor with the first risk factor on page 9, which
appears to cover a similar risk.

<u>Selling Security Holders, page 12</u>

18. Please revise your disclosure to identify the natural person who holds voting and
dispositive power for the shares held by the Howard Eriksen Family Trust, Cabb
Enterprises, and the Huff Family Revocable Trust.

<u>No Broker is Being Utilized in this Offering, page 16</u>

19. It appears that the offering has no underwriter, and is not an underwritten
offering. Please explain to us what you mean when you say that the offering is
"self-underwritten" or delete the reference to "self-underwritten."

20. Since you do not appear to be using an underwriter, it is unclear what you mean
by your statement that you will need a FINRA no-objections confirmation on the
terms of the underwriting compensation before brokers can be brought into the
offering. Please clarify this in your disclosure, or advise.

21. Confirm your understanding that, pursuant to the undertakings you made in Part II
of the Registration Statement under Rule 512(a)(iii) of Regulation S-K, changes
in arrangements with brokers constitute a material change to the Plan of
Distribution, which you must disclose in an amendment to the Registration
Statement prior to effectiveness if that is when the change occurs, or in a Post-
Effective amendment if brokers are added after the Registration Statement has
been declared effective.

Description of Business, page 17

Business, page 17

22. Please furnish a business description that is consistent with the requirements of Item 101 of Regulation S-K, as applicable. In particular, furnish the disclosure concerning patents, trademarks and licenses required by Item 101(h)(4)(vii), which for the company might include copyrights on the concepts it is marketing— if it is not possible to copyright or otherwise protect such work, state that in the disclosure; and, if material, information about any research and development you have undertaken or plan to undertake about marketable film concepts as required by Item 101(h)(x).

23. Your business section has several sections that appear to overlap or repeat information. Please revise to create a clear overview of the company's business strategy, eliminate repetition, and explain what each aspect of the company's business entails.

24. For example, we note your disclosure that the company has rights to several films in the pre-production phase, as well as various other projects at varying levels of completion. Revise to provide investors with a brief summary of what the referenced projects entail, where they are in the process of development, what steps you will take to complete them, and describe the company's timing expectations.

Marketing and Distribution, page 17

25. You state here that, to date, your revenues have come from the sale of the rights to one of your films. However, in your discussion of Commercial Video on page 19, you state that the production of commercials has made up the bulk of your revenues to date. Please review your disclosure and clarify as necessary.

Industry Overview, page 18

26. Please tell us the source for the 2014 Facebook information you reference.

APP Research and Development, page 19

27. It is unclear what the APP is intended to do and how it would aid amateurs with video. Please revise to briefly explain what is anticipated the APP would do.

Competition for APPs, page 19

28. Please revise this paragraph to explain what the company's relative competitive position is in the industry it will be entering. Refer to Item 101(h)(4)(iv) in drafting your response.

Employees, page 19

29. Please revise this section to state the number of independent contractors and the work that they perform for the company.

Directors, Executive Officers, Promoters and Control Persons, page 21

30. Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Berian and Ms. Grabowski should serve as your directors. We note in this regard that most of their previous experience has been in marketing. Describe any relevant film, concept development or film distribution experience Mr. Berian and Ms. Grabowski have. Refer to Item 401(e)(1) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 22

31. Revise the table to include all of the information required by Item 403(a) of Regulation S-K, including the names and addresses of the beneficial owners listed.

32. Briefly describe the risks to investors of not having an unrelated transfer agent for the sale of the shares.

Related Party Transactions, page 23

33. We note your disclosure that all of your capital and assets have been provided or acquired from your principal shareholders and from your officers and directors. Please furnish all of the disclosure about these transactions, including the Private Placement referenced on page eight, required by Item 404 of Regulation S-K, or tell us why you do not believe such disclosure to be material.

34. Please expand your disclosure of the Ocean Pure Media transaction to include the value of the transaction and how such total value was determined. Also, indicate the specific film rights acquired and the value attributed to each.

35. Refer to the disclosure that you issued 215,000 shares at $.10 per share for marketing services. If these are the shares issued to Pink Sky LLC and Stephen Lynch that you refer to under the heading "Disclosure of payment of services with shares of common stock" on page 24, please revise the disclosure to state that. Also, please describe in greater detail what services Pink Sky and Mr. Lynch provided to the company.

36. Please explain the disclosure in the third full paragraph of this section concerning the issuance of a certificate with a restrictive legend. Does this apply to all of the transactions discussed in this section? Please revise the disclosure, or advise.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 25

37. In the EDGAR filed version of your document, the financial statements and the notes to the financial statements appear between pages 24 and 25 of the prospectus. Please correct this when you file your amendment. Our comments on the financial statements appear following our comments on page 28 of your document, below.

38. We note that you are a development stage company with nominal operations and limited revenues to date. As such, please include a plan of operation for the company. In particular, please discuss the timelines, projected costs, milestones, and additional financing needed, as well as your plans for obtaining such additional financing, for the development of your business over the next 12 months for each of the aspects of your business you intend to develop. Specifically address the material steps needed to develop the APP you discuss.

Results of Operations, page 26

For the Period Commencing March 20, 2013 to June 30, 2014

39. Please revise your discussion of operating results to specifically state revenue attributable to the sale of film rights and that as derived from commercial video work.

40. Please include in your discussion of revenues whether you have any contracts for continuing commercial video work with existing customers and, if so, the material terms of such contracts.

Controls and Procedures, page 26

41. In view of the comments above regarding accounting and reporting matters, please consider whether the conclusion in regard to your disclosures controls and procedures is appropriate. If you believe such are still considered to be effective, please explain to us the basis for your conclusion.

Recent Sales of Unregistered Securities, page 28

42. Please revise this disclosure to include all of the information required by Item 701 of Regulation S-K, including the names of each of the selling shareholders and the exemption relied upon. Briefly explain the facts making the exemption available for issuance of the shares, for each of the transactions listed.

43. Please briefly describe the Ocean Pure Media Corporation acquisition in an appropriate place in the document or advise.

Report of Independent Registered Public Accounting Firm, page F-1

44. Please revise the introduction and conclusion paragraphs of the opinion to specifically state the periods on which the accountant is opining. The opinion should refer to the year ended June 30, 2014 and the period from March 20, 2013 (inception) through June 30, 2013.

Consolidated Balance Sheet, page F-2

45. We note from disclosure elsewhere in your filing that you sold one of your films in June 2014 that appears was acquired in fiscal 2013. However, it does not appear that the balance in Film Assets at June 30, 2014 has decreased from that at June 30, 2013. Please explain why the sale of the film would not result in the reduction of Film Assets.

46. You report $45,000 at June 30, 2014 for "APP" in other assets. This appears to be in regard to the film app referred to in the filing that you are developing. Please explain to us why it is appropriate to record an asset for costs incurred in developing this app and how your accounting complies with ASC 985-20-25-1 and 2.

Consolidated Statements of Operations, page F-3

47. Please confirm our understanding that revenue includes proceeds from the sale of the film in June 2014. If our understanding is correct, please tell us why you have presented this as revenue and related cost of goods sold instead of as a gain on sale of an asset, for the sale of the rights does not appear to be a primary purpose of your business intentions as stated on page 17. Your discussion should also include whether you have retained any rights to this film. Additionally, disclose the amount of gain recognized on the sale and the amount of and basis for the carrying amount of the rights sold.

Consolidated Statement of Shareholders' Equity, page F-4

48. Please explain the line item "May 10, 2013 Stock Dividend/Ocean Pure Media." In this regard, it appears this issuance of common stock relates only to the Ocean Pure Media transaction for which no dividend was associated.

49. From information in your filing it appears the line item "stock issued for services, related party" contains two separate transactions; one for the issuance of 6,500,000 shares as compensation to Hannah Grabowski and 250,000 shares issued to Ms. Grabowski for initial capitalization of the company. Please revise your presentation as appropriate. Conform disclosure in note 3 to the financial statements as appropriate.

50. We note that, in 2014, you issued 3,000,000 shares of common stock at par value of $0.001 to Mr. Berian. We also note that, during that same period, all other issuances of stock had a value of $0.10 per share. Please support the assignment of market value of the 3,000,000 shares issued to your CEO at 10% the value of other stock transactions occurring around the same time.

51. We note that, during 2014, you issued 215,000 shares at $0.10 for marketing services for a total $21,500. Please tell us how this is recorded in your consolidated statement of operations.

Consolidated Statements of Cash Flows, page F-5

52. Based on information in the statement of changes in shareholders' equity (deficit) and elsewhere in your filing, we note the following as it pertains to the statement of cash flows:

- It appears you should present a reconciling item in operating activities for noncash services paid solely with stock of $24,500 and $6,500 for 2014 and 2013, respectively.
- It appears investing activities for APP of $45,000 in 2014 and film assets of $34,200 in 2013 resulted fully from the noncash issuance of stock that should be reported supplementally outside of the statement.
- It appears noncash issuances of stock associated with items above are included in the line items "paid in capital" and "sale of common stock" that should be removed.
- It appears the only cash financing activity in 2013 was $250 for the initial capital contribution made by Hannah Grabowski associated with the 250,000 shares of common stock issued to her.
- The full net cash proceeds from the sale of common stock in 2014 of $9,450 should be reported in the line item "sale of common stock."

Please revise your presentation as appropriate. Also, consider the potential impact on your presentation of financing activities in the statement of cash flows in regard to the comment above concerning the classification of the sale of the film rights in your statement of operations.

Notes to Consolidated Financial Statements

General

53. Please add a footnote to discuss your film assets. This footnote should discuss the Ocean Pure Media transaction including how the transaction was valued, identify each film title acquired, assign value to each title, and discuss the methodology used to assign the stated value.

54. Please add a footnote and revise your discussion of your business in MD&A to include the material terms of the MMT agreement to develop the film APP. The revised disclosure should include the term, major benchmarks, division of responsibilities, and any penalty for non-performance.

Signatures, page 31

55. Your registration statement must be signed by either your controller or your principal accounting officer. If Ms. Grabowski is also signing in her capacity as controller or principal accounting officer, please make that clear. Please refer to Form S-1.

56. We note the Mr. Berian and Ms. Grabowski signed the registration statement in all of their capacities with the company. Please revise to indicate that each is signing once as an executive officer, and separately as a director. See Instruction 1 to Form S-1.

Back Cover of Prospectus

57. Revise to indicate the dealer delivery requirements. Refer to Item 502 of Regulation S-K and Securities Act Rule 174.

Exhibits

58. Please refile exhibits 3.1, 3.2 and 5.1. They currently appear as image files on EDGAR without any content.

59. In your next amendment, please file all material contracts, as required by Item 601(b)(10) of Regulation S-K, including the MMT Agreement and the Ocean Pure Media Agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at (202) 551-3267 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor